UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 101	☑

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 101	☑
(Check appropriate box or boxes)
U.S. GLOBAL INVESTORS FUNDS
(Exact Name of Registrant as Specified in Charter)
7900 CALLAGHAN ROAD
SAN ANTONIO, TEXAS 78229
(Address of Principal Executive Offices)
(210) 308-1234
Registrant’s Telephone Number, including Area Code
FRANK E. HOLMES, PRESIDENT
U.S. GLOBAL INVESTORS FUNDS
7900 CALLAGHAN ROAD
SAN ANTONIO, TEXAS 78229
(Name and Address of Agent for Service)
It is proposed that this filing will become effective (check appropriate box)
☑	immediately upon filing pursuant to paragraph (b)

☐	on , pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☐	on , pursuant to paragraph (a)(1)

☐	75 days after filing pursuant to paragraph (a)(2)

☐	on pursuant to paragraph (a)(2) of rule 485.
If appropriate, check the following box:
☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment

The sole purpose of this filing is to replace in its entirety Exhibit 23 (h), expense cap agreement, which was filed as part of Post-Effective Amendment No. 100 to this Registration Statement on October 1, 2008, with a new expense cap agreement. Parts A and B of Post-Effective Amendment No.100 are hereby incorporated by reference to this filing.
This Post-Effective Amendment consists of the following:
(1)	Facing sheet of Registration Statement.

(2)	Part C to Registration Statement (including signature page).

(3)	Exhibit (h) 2 to Item 23 of the Registration Statement.

PART C: OTHER INFORMATION
Item 23. Exhibits
The following exhibits are incorporated by reference to the previously filed documents indicated below, except as noted.
(a)	Agreement and Declaration of Trust, dated July 31, 2008, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).

(b)	By-laws, dated July 31, 2008, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).

(c)	Instruments Defining Rights of Security Holders. Not applicable.

(d)	1. Advisory Agreement with U.S. Global Investors, Inc., dated October 1, 2008, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).
2. Administrative Agreement with U.S. Global Investors, Inc., dated October 1, 2008, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).
3. Subadvisory Agreement among Registrant, U.S. Global Investors, Inc. and Charlemagne Capital (IOM) Limited on behalf of the Eastern European Fund, dated October 1, 2008, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).
4. Subadvisory Agreement among Registrant, U.S. Global Investors, Inc. and Charlemagne Capital (IOM) Limited on behalf of the Global Emerging Markets Fund, dated October 1, 2008, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).
(e)	1. Distribution Agreement, dated October 1, 2008, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).
2. Shareholder Servicing Agreement, dated July 31, 2008, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).
(f)	Bonus or Profit Sharing Contracts. Not applicable.

(g)	1. Custodian Agreement, dated November 1, 1997, between Registrant and Brown Brothers Harriman & Co., incorporated by reference to Post-Effective Amendment No. 82 filed September 2, 1998 (EDGAR Accession No. 0000101507-98-000031).
2. Amendment dated June 30, 2001, to Custodian Agreement dated November 1, 1997, between Registrant and Brown Brothers Harriman & Co., incorporated by reference to Annual Report on Form 10-K filed September 28, 2001 (EDGAR Accession No. 0000754811-01-500016).
3. Appendix A to Custodian Agreement dated November 1, 1997, between Registrant and Brown Brothers Harriman & Co., incorporated by reference to Annual Report on Form 10-K filed September 28, 2001 (EDGAR Accession No. 0000754811-01-500016).
4. Amendment dated February 21, 2001, to Appendix B of the Custodian Agreement dated November 1, 1997, between Registrant and Brown Brothers Harriman & Co., incorporated by reference to Annual Report on Form 10-K filed September 28, 2001 (EDGAR Accession No. 0000754811-01-500016).
5. Amendment dated April 23, 2006, to Custodian Agreement dated November 1, 1997, between Registrant and Brown Brothers Harriman & Co., incorporated by reference to Post-Effective Amendment No. 95 filed October 31, 2006 (EDGAR Accession No. 0000101507-06-000020).
6. Amendment dated October 1, 2008, to Custodian Agreement dated November 1, 1997 between Registrant and Brown Brothers Harriman & Co., incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).
(h)	1. Transfer Agency Agreement, dated July 31, 2008, between Registrant and United Shareholder Services, Inc., incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).
2. Expense Cap Agreement, dated October 1, 2008, included herein.

3. Expense Waiver and Reimbursement Agreement, dated March 20, 2008, for U.S. Treasury Securities Cash Fund and U.S. Government Securities Savings Fund, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).
(i)	Opinion of Counsel, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).

(j)	Consent of independent registered public accounting firm, KPMG LLP, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).

(k)	Omitted Financial Statements. Not applicable.

(l)	Initial Capital Agreements. Not applicable.

(m)	Rule 12b-1 Plan, dated October 1, 2008, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).

(n)	Rule 18f-3 Plan. Not applicable.

(o)	Power of Attorney, dated August 26, 2008, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).

(p)	1. Registrant’s Code of Ethics, effective October 1, 2008, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).
               2. U.S. Global Investors, Inc. Code of Ethics dated August 20, 2008, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).
               3. Charlemagne Capital (IOM) Limited’s Code of Ethics dated November 1, 2007, incorporated by reference to Post-Effective Amendment 100 filed October 1, 2008 (EDGAR Accession No. 0000950134-08-017422).
Item 24. Persons Controlled by or under Common Control with Registrant
Information pertaining to persons controlled by or under common control with Registrant is incorporated by reference to the Statement of Additional Information contained in Part B of this Registration Statement at the section entitled “Principal Holders of Securities.”
Item 25. Indemnification
Under the Registrant’s Agreement and Declaration of Trust, Article IX :
Section 9.02 Indemnification of trustees, officers and employees.
(a) Subject to the exceptions and limitations contained in paragraph (b) below: (i) every person who is, or has been, a trustee or an officer, or employee of the Trust (“Covered Person”) shall be indemnified by the Trust or the appropriate series (out of assets belonging to that series) to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit, or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof (ii) as used herein the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits, or proceedings (civil, criminal, administrative, or other, including appeals), actual or threatened, while in office or thereafter, and the words “liability” and “expenses” shall include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties, and other liabilities.
b) No indemnification shall be provided hereunder to a Covered Person:(i) who shall have been finally adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or (ii)in the event of a settlement not involving a final adjudication (as provided for in paragraph (b)(i)), unless there has been a determination that such trustee or officer did not engage in willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office:(A)by the court or other body approving the settlement;(B)by at least a majority of those trustees who neither are interested persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or(C)by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).
(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors, and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.
(d) To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit, or proceeding of the character described in paragraph (a) of this Section may be paid by the Trust or series from time to time prior to final disposition thereof upon receipt of any undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or series if it ultimately is determined that he is not entitled to indemnification under this Section ; provided, however, that either (a) such Covered Person shall have provided appropriate security for such undertaking, (b) the Trust is insured against losses arising out of any such advance payments, or (c) either a majority of the trustees who are neither interested persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily-available facts (as opposed to a full trial-type inquiry or investigation), that there is a reason to believe that such Covered Person will be found entitled to indemnification under this Section
Section 9.03. Indemnification of shareholders. In case any shareholder or former shareholder of any series shall be held to be personally liable solely by reason of his being or having been a shareholder of such series and not because of his acts or omissions or for some other reason, the shareholder or former shareholder (or his heirs, executors, administrators, or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled, out of the assets belonging to the applicable series, to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected series, shall assume, upon request by the shareholder, the defense of any claim made against the shareholder for any act or obligation of the series and satisfy any judgment thereon from the assets of the Series.
Item 26. Business and Other Connections of Investment Adviser
Information pertaining to business and other connections of Registrant’s investment adviser is incorporated by reference to the Prospectus and Statement of Additional Information contained in Parts A and B of this Registration Statement at the sections entitled “Fund Management” in the Prospectus and “Investment Advisory Services” in the Statement of Additional Information.
Item 27. Principal Underwriters
(a)	U.S. Global Brokerage, Inc., a wholly owned subsidiary of U.S. Global Investors, Inc., is registered as a limited-purpose broker/dealer for the purpose of distributing U.S. Global Investors Funds, effective October 1, 2008.

(b)	The following table lists, for each director and officer of U.S. Global Brokerage, Inc., the information indicated.

Name and Principal	Positions and Offices	Positions and Offices
Business Address	with Underwriter	with Registrant
Susan Filyk	Director, President	None
7900 Callaghan Road
San Antonio, TX 78229

Catherine A. Rademacher	Chief Financial Officer	Treasurer
7900 Callaghan Road
San Antonio, TX 78229

Sheila A. Matthys	Secretary	Assistant Secretary

Name and Principal	Positions and Offices	Positions and Offices
Business Address	with Underwriter	with Registrant
7900 Callaghan Road San Antonio, TX 78229
     (c) Not applicable.
Item 28. Location of Accounts and Records
All accounts and records maintained by the registrant are kept at the registrant’s office located at 7900 Callaghan Road, San Antonio, Texas. All accounts and records maintained by Brown Brothers Harriman & Co. as custodian, fund accountant, and administrator for U.S. Global Investors Funds are maintained at 40 Water Street, Boston, Massachusetts 02109.
Item 29. Management Services
Not applicable.
Item 30. Undertakings
Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and that it has duly caused this Amendment to the Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereto duly authorized in the city of San Antonio, State of Texas, on this 17th day of October, 2008.

U.S. GLOBAL INVESTORS FUNDS
By:	/s/ Frank E. Holmes
Frank E. Holmes
President, Chief Executive Officer, President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
* /s/ James F. Gaertner		October 17, 2008
James F. Gaertner	Trustee

* /s/ J. Michael Belz		October 17, 2008
J. Michael Belz	Trustee

/s/ Frank E. Holmes	Trustee, President,	October 17, 2008
Frank E. Holmes	Chief Executive Officer

* /s/ Clark R. Mandigo		October 17, 2008
Clark R. Mandigo	Trustee

*/s/ Joe C. McKinney		October 17, 2008

Joe C. McKinney	Trustee

*/s/ Catherine A. Rademacher		October 17, 2008
Catherine A. Rademacher	Treasurer

*BY:	/s/ Susan B. McGee
Susan B. McGee
Attorney-in-Fact under Power of Attorney Dated
August 26, 2008

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit
(h) 2	Expense Limitation Agreement